SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

          Net Serviços Announces Fourth Quarter 2002 Operating Results

São Paulo,  February 18th,  2003 - Net Serviços de Comunicação  S.A.,  (Bovespa:
PLIM4 and PLIM3; Nasdaq: NETC; Latibex:  XNET), the largest Pay-TV multi-service operator in Latin America,  an important  provider of  bi-directional  broadband
Internet  access  (Vírtua) and  multimedia and data  communication  services for corporate networks, announces today its operating results for the fourth quarter of 2002 (4Q02).  The following  operating  information,  except where  otherwise indicated, is presented on consolidated bases, and comparisons are made with the third quarter 2002 (3Q02).

•    The subscribers base ended the year with 1,323.3  thousand,  a drop of 1.1%
     compared to 1,338.2  thousand  subscribers in 3Q02 and a 7.4% drop compared to a base of 1,428.4  thousand  in the end of 2001.  This  result is due to lower  marketing  expenses  and  increasing  selectivity  and  cautiousness regarding installation investments.

•    As a result,  the  participation  of the Advanced  package in the sales mix remained  significant  in  the  quarter,  resulting  in  an  fairly  stable subscribers  mix  compared to the previous  quarter.  The  subscribers  mix improved in comparison with the end of 2001: the Advanced package increased from 49.1% to 49.8% of total subscribers and the Standard package fell from
     10.6% to 10.1%.

•    The annualized churn rate dropped from 17.9% in 3Q02 to 13.8% in 4Q02. This decrease is due to higher  selectivity  of sales adopted by the Company and actions focused on customer  satisfaction,  which had  significant  results such as better  performance  of the call center.  Moreover,  the  retention islands  had a  positive  result,  reverting  49% of the  calls  requesting disconnections in São Paulo Region,  20% in Rio de Janeiro Region 2 and 39%
     in the Southern Region.

•    Voluntary   disconnections,   i.e.,   disconnections   requested   by   our
     subscribers, represented 15% of total disconnections in this quarter. Among those,  disconnections  justified by moving to other cities or to areas not covered by our cable network  reached 31% and those  explained by financial or personal  reasons reached 28%. In the previous  quarter they had reached
     25% and 32% respectively. Drifting to competition increased from 6% in 3Q02 to 7% this quarter.

•    Pay-per-view  (PPV)  sales  during  4Q02  totaled  51,895  events  and were concentrated  on single  matches of the Brazilian  Soccer  Championship,  a reduction of 43% in relation to the previous quarter. This figure is mainly
     a  consequence  of  the  PPV   seasonality,   since  the  Brazilian  Soccer
     Championship  started  in 3Q02 and sales of the full  championship  package concentrated  in that  quarter.  The  seasonality  effect was also  noticed between 4Q01 and 3Q01, when a 40% drop on PPV sales was also registered.

•    In the year of 2002,  the Company  sold more than  259,000  PPV events,  an increase of 25% in  comparison  to 206,000  events sold in 2001.  PPV sales penetration  rate  in  PPV-enabled  areas  reached  approximately  25%.  In
     December 2002, close to 78% of subscribers were located in such areas.

•    The active subscriber base reached 55.7 thousand  subscribers,  an increase of 9.9%  compared  to 50.7  thousand  in the  previous  quarter  and  12.6%
     compared to 49.5 thousand in the end of 2001.  Thus, the penetration in the active Pay-TV subscriber base increased to 4.2%, and, when considering only the subscriber base that has already activated  bidirectional  access,  the penetration also increased,  reaching 12.9%,  compared to 3.8% and 11.7% in
     3Q02; and 3.5% and 11.1% in 4Q01, respectively.

•    The recent agreement with some ISPs offered cable modems under a free lease agreement  to  subscribers  agreeing to remain in the base for at least one year and choosing a speed of 256 kbps or higher.  This offer improved sales of speeds of 256 kbps or above, which reached 96% of total sales.

•    Total subscribers for 256 kbps speed or above increased to 56% of the total subscribers compared to 52% in the previous quarter.

•    Vírtua's  annualized  churn rate was 18.2%,  lower than 19.9% in 3Q02. This rate remained fairly stable when compared to the previous  quarter,  18.5%, which  excluded the effects of the change in the control  system.  Churn is
     approximately  5  percentage   points  higher  than  4Q01,  mainly  due  to
     subscribers moving to areas without  bi-directional  technology,  where the company cannot keep offering the service.

•    The initial results of the Call Center, after being outsourced to EDS, have shown a general performance  improvement when compared to the period before the outsourcing, as shown above.

•    The signal losses due to the heavy rains explain the lower  performance  in the City of São Paulo in December.  There was a  concentration  of calls on some days,  increasing  the waiting  time and reducing  the  percentage  of answered calls.

•    Comparing to 3Q02, the number of corporate network stations  increased 1.8%
     and the number of  company-owned  stations  increased  8.2%.  Among the new contracts signed in the quarter, the highlights are BR Distribuidora, Glaxo and Duke Energy.

•    In 2002,  total network  increased  22.2%,  reaching 4,117 stations against
     3,370 in the end of 2001. Some important capital expenses in infrastructure occurred during the year, such as the  implementation  of the fiber ring in
     Rio de Janeiro and its  expansion  in São Paulo,  and the  extension of the intercity  backbone  that  interconnects  the cities of São  Paulo,  Rio de
     Janeiro, Belo Horizonte, Porto Alegre, Ribeirão Preto, Sorocaba, Recife and
     Brasília.

                                   Contacts:

                             Marcio Minoru Miyakava
                               +55 (11) 5186-2811
                           minoru@netservicos.com.br

                                  Lu Yuan Fang
                               +55 (11) 5186-2637
                            lfang@netservicos.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.